Exhibit 99.1

Canaan Inc. Announces Up to US$20 Million New Share Repurchase Program

BEIJING, Sept. 20, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from September 20, 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Canaan remains committed to driving value for shareholders. Given our robust business performance in 2021 to date and encouraging outlook, we believe our current valuation does not fully reflect the growth potential of the Company. As such, we would like to allocate our capital to optimize value creation, in addition to our consistent investment for market expansion, securing production capacity, and R&D innovation. The new share repurchase program demonstrates our strong confidence in both the Company’s business operation and long-term prospects of the industry.”

Under the share repurchase program, the Company may repurchase its ADSs from time to time through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Canaan will also effect repurchase transactions in compliance with Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions. The Company’s board of directors and/or its management will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund the repurchases from its existing cash balance.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results;

competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com